FORM 11K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

            For the period from January 1, 1996 to December 31, 1996

                           COMMISSION FILE NO. 0-12781

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

--------------------------------------------------------------------------------
                  CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
--------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     CULP, INC.
                     101 SOUTH MAIN STREET
                     P.O. BOX 2686
                     HIGH POINT, NORTH CAROLINA 27261-2686

     There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The approximate number of employees participating in the Plan at December 31, 1996 was 1,886. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth M. Ludwig and Robert G. Culp, III, all employees of Culp, Inc.

                    Financial Statements and Exhibits.

     (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

                  Financial Statement                          Page of Report

                  Report of Independent Accountants                 1
                  Statements of Net Assets Available                2
                           for Plan Benefits
                  Statements of Changes in Net Assets               3
                           Available for Plan Benefits
                  Notes to Financial Statements                     4






        (b)  Exhibits.  No exhibits are filed with this annual report.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                                  By:  Culp, Inc. Plan Administrator

                                  By:  The Culp, Inc. Retirement Committee

Date:   June 30, 1997


                                         Robert G. Culp, III



                                         Franklin N. Saxon



                                         Kenneth M. Ludwig






===============================================================================
Culp, Inc. Employees' Retirement Builder Plan
===============================================================================



TABLE OF CONTENTS


                                                                        Page No.

Independent Auditors' Report.......................................        1

Financial Statements

   Statements of Net Assets Available for Plan Benefits............        2

   Statements of Changes in Net Assets Available for Plan Benefits.        3

   Notes to Financial Statements...................................        4

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                                                     Page 1
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                          INDEPENDENT AUDITORS' REPORT



To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


We have audited the accompanying statements of net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1996. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented on pages 12 through 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules on pages 12 and 13 are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information for the years ended December 31, 1996, 1995 and 1994 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole. The supplemental information for the years ended December 31, 1993 and 1992 was audited by us and our report dated March 11, 1994 expressed an unqualified opinion on such information in relation to the basic financial statements for those years taken as a whole.




March 20, 1997

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See accompanying notes.                                                  Page 2
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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1996 and 1995
================================================================================


ASSETS                                         1996                 1995

Investments, at fair value               $     20,555,547     $     16,746,261
Receivables
   Employer contributions                          73,313               67,250
   Employee contributions                         178,773              160,890

                        TOTAL ASSETS           20,807,633           16,974,401


LIABILITIES

Accounts payable                                    1,395                1,470

                 NET ASSETS AVAILABLE
                   FOR PLAN BENEFITS     $     20,806,238     $     16,972,931

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See accompanying notes.                                                  Page 3
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CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 1996, 1995 and 1994
================================================================================


                                                            1996               1995                1994

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
   Net income from investment in a common trust        $    1,390,480     $     1,657,794    $       353,139
   Appreciation (depreciation) in fair value of
    Culp, Inc. Stock Fund                                   1,080,348             285,027           (909,365)
   Dividend income from Culp, Inc. Stock Fund                  32,073              25,344             14,684
   Interest income from Culp, Inc. Stock Fund                       -                 194              5,629
   Contributions
     Employer                                                 870,394             801,452            773,080
     Employees                                              2,110,867           1,922,941          1,851,363

                                    TOTAL ADDITIONS         5,484,162           4,692,752          2,088,530

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO
   Benefits paid to participants                            1,591,272           1,459,844          1,074,390
   Insurance                                                    9,126               9,425             11,353
   Trustee fees                                                50,457              61,696             67,014

                                   TOTAL DEDUCTIONS         1,650,855           1,530,965          1,152,757

                                       NET INCREASE         3,833,307           3,161,787            935,773

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
   Beginning of year                                       16,972,931          13,811,144         12,875,371

                                        END OF YEAR    $   20,806,238     $    16,972,931    $    13,811,144

================================================================================
CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
================================================================================
December 31, 1996 and 1995
================================================================================



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                                                                       Page 4
NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments and Income Recognition

Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year. The cost of securities sold is determined based on average cost.

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Allocated Insurance Contracts

Assets related to life insurance purchased through the Plan are excluded from plan assets.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the Company) and its subsidiaries who have one year of service and are age twenty-one or older, except for hourly employees of Rossville/Chromatex who are covered under a union benefit plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

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                                                                        Page 5
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NOTE B - DESCRIPTION OF PLAN (Continued)

Contributions

The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during 1996, 1995 or 1994.

In November 1986, the Plan was amended to include provisions for 401(k) contributions and several related investment options. Participants may contribute from 2% to 15% of their annual compensation as 401(k) contributions. The Company makes a matching contribution equal to 50% of the participant's contribution up to the first 5% of annual compensation. Participants may elect to have contributions invested in 25% increments in a value fund, a guaranteed insurance contract fund, a Culp, Inc. stock fund, or a balanced fund. Contributions are subject to certain limitations.

In addition to its contributions to the Plan, the Company paid administrative expenses on behalf of the Plan which totaled $8,988 for the year ended December 31, 1996, $8,872 for the year ended December-31, 1995 and $21,941 for the year ended December 31, 1994.

Participant Accounts

401(k) contributions are credited on a specific identification basis. Income of the respective funds is allocated based on participants' account balances. Upon retirement, death or termination, the participant or beneficiary may elect to receive either a lump sum amount equal to the vested portion of his account, or an annuity contract of equivalent value. Upon termination, life insurance coverage purchased through the Plan may be either converted to cash or transferred to the participant.

Vesting

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum distribution or monthly or annual installments over a term not to exceed the lesser of fifteen years or life expectancy of the participant and the designated beneficiary.



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                                                                         Page 7
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NOTE C - INVESTMENT FUNDS

The following information summarizes the financial condition of the Plan by investment option as of December 31, 1996 and 1995:

                                                                        December 31, 1996
                                                    Guaranteed
                                                     Insurance        Life
                                        Value        Contract       Insurance         Stock        Balanced
                                        Fund           Fund           Fund            Fund           Fund            Total

ASSETS
  Investments                       $  3,522,812   $  8,462,876    $         -    $  4,695,244   $  3,874,615    $20,555,547
  Receivables
    Employer contributions                12,076         34,475              -          13,981         12,781         73,313
    Employee contributions                31,637         79,646              -          35,678         31,812        178,773

                     TOTAL ASSETS      3,566,525      8,576,997              -       4,744,903      3,919,208     20,807,633

LIABILITIES
  Accounts payable                             -          1,395              -               -              -          1,395

             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $  3,566,525   $  8,575,602    $         -    $  4,744,903   $  3,919,208    $20,806,238


                                                                        December 31, 1995
                                                    Guaranteed
                                                     Insurance        Life
                                        Value        Contract       Insurance         Stock        Balanced
                                        Fund           Fund           Fund            Fund           Fund            Total

ASSETS
  Investments                       $  2,374,244   $  7,988,991    $         -    $  2,975,479   $  3,407,547    $16,746,261
  Receivables
    Employer contributions                 9,257         34,352              -          10,452         13,189         67,250
    Employee contributions                23,643         79,847              -          25,135         32,265        160,890

                     TOTAL ASSETS      2,407,144      8,103,190              -       3,011,066      3,453,001     16,974,401

LIABILITIES
  Accounts payable                             -          1,470              -               -              -          1,470

             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $  2,407,144   $  8,101,720    $         -    $  3,011,066   $  3,453,001    $16,972,931

--------------------------------------------------------------------------------
NOTE C - INVESTMENT FUNDS (Continued)
--------------------------------------------------------------------------------

The following information summarizes the changes in net assets available for plan benefits by investment option for the years ended December 31, 1996, 1995 and 1994:

                                                                  Year Ended December 31, 1996
                                                    Guaranteed
                                                     Insurance        Life
                                        Value        Contract       Insurance         Stock        Balanced
                                        Fund           Fund           Fund            Fund           Fund            Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
  Net income from investment
   in a common trust                $    540,670   $    441,212    $         -    $          -   $    408,598    $ 1,390,480
  Appreciation in fair value of
   Culp, Inc. Stock Fund                       -              -              -       1,080,348              -      1,080,348
  Dividend income from Culp, Inc.
   Stock Fund                                  -              -              -          32,073              -         32,073
  Contributions
    Employer                             150,672        391,215              -         155,581        172,926        870,394
    Employees                            391,122        910,076         10,604         378,196        420,869      2,110,867

                  TOTAL ADDITIONS      1,082,464      1,742,503         10,604       1,646,198      1,002,393      5,484,162

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
   Benefits paid to participants          72,284      1,006,442         10,604         303,316        198,626      1,591,272
   Insurance                                 744          5,669              -             731          1,982          9,126
   Trustee fees                            7,892         23,003              -           9,598          9,964         50,457

                 TOTAL DEDUCTIONS         80,920      1,035,114         10,604         313,645        210,572      1,650,855

                     NET INCREASE      1,001,544        707,389              -       1,332,553        791,821      3,833,307

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
   Beginning of year                   2,407,144      8,101,720              -       3,011,066      3,453,001     16,972,931

   Fund transfers                        157,837       (233,507)             -         401,284       (325,614)             -

                      END OF YEAR   $  3,566,525   $  8,575,602    $         -    $  4,744,903   $  3,919,208    $20,806,238

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                                                                        Page 9
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NOTE C - INVESTMENT FUNDS (Continued)

                                                                  Year Ended December 31, 1995
                                                    Guaranteed
                                                     Insurance        Life
                                        Value        Contract       Insurance         Stock        Balanced
                                        Fund           Fund           Fund            Fund           Fund            Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
  Net income from investment
   in a common trust                $    494,397   $    447,764    $         -    $          -   $    715,633    $ 1,657,794
  Appreciation in fair value of
   Culp, Inc. Stock Fund                       -              -              -         285,027              -        285,027
  Dividend income from Culp, Inc.
   Stock Fund                                  -              -              -          25,344              -         25,344
  Interest income from Culp, Inc.
   Stock Fund                                  -              -              -             194              -            194
  Contributions
    Employer                             108,018        378,015              -         144,284        171,135        801,452
    Employees                            280,253        873,833          3,377         352,490        412,988      1,922,941

                  TOTAL ADDITIONS        882,668      1,699,612          3,377         807,339      1,299,756      4,692,752

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
  Benefits paid to participants           92,103        956,495            607         187,168        223,471      1,459,844
  Insurance                                  406          7,121              -               2          1,896          9,425
  Trustee fees                             8,005         30,302              -          10,056         13,333         61,696

                 TOTAL DEDUCTIONS        100,514        993,918            607         197,226        238,700      1,530,965

                     NET INCREASE        782,154        705,694          2,770         610,113      1,061,056      3,161,787

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  Beginning of year                    1,299,497      7,289,865              -       2,463,876      2,757,906     13,811,144

  Fund transfers                         325,493        106,161         (2,770)        (62,923)      (365,961)             -

                      END OF YEAR   $  2,407,144   $  8,101,720    $         -    $  3,011,066   $  3,453,001    $16,972,931

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NOTE C - INVESTMENT FUNDS (Continued)
--------------------------------------------------------------------------------

                                                                  Year Ended December 31, 1994
                                                    Guaranteed
                                                     Insurance        Life
                                        Value        Contract       Insurance         Stock        Balanced
                                        Fund           Fund           Fund            Fund           Fund            Total

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
   Net income (loss) from
    investment in a common trust    $     40,233   $    373,359    $         -    $          -   $    (60,453)   $   353,139
   Depreciation in fair value of
    Culp, Inc. Stock Fund                      -              -              -        (909,365)             -       (909,365)
   Dividend income from Culp, Inc.
    Stock Fund                                 -              -              -          14,684              -         14,684
   Interest income from Culp, Inc.
    Stock Fund                                 -              -              -           5,629              -          5,629
   Contributions
    Employer                              40,402        406,128              -         145,741        180,809        773,080
    Employees                            105,230        925,415         11,353         365,464        443,901      1,851,363

                  TOTAL ADDITIONS        185,865      1,704,902         11,353        (377,847)       564,257      2,088,530

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
   Benefits paid to participants           3,015        624,715              -         158,265        288,395      1,074,390
   Insurance                                   -              -         11,353               -              -         11,353
   Trustee fees                            2,937         39,774              -           9,542         14,761         67,014

                 TOTAL DEDUCTIONS          5,952        664,489         11,353         167,807        303,156      1,152,757

          NET INCREASE (DECREASE)        179,913      1,040,413              -        (545,654)       261,101        935,773

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
   Beginning of year                           -      7,897,402              -       2,463,339      2,514,630     12,875,371

   Fund transfers                      1,119,584     (1,647,950)             -         546,191        (17,825)             -

                      END OF YEAR   $  1,299,497   $  7,289,865    $         -    $  2,463,876   $  2,757,906    $13,811,144

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                                                                        Page 11
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NOTE D - INVESTMENTS

The following table presents the quoted market value of investments at December 31, 1996 and 1995. Investments that represent 5% or more of total plan assets are separately identified.

                                                                    1996                 1995

         Investments at fair value as determined by
          quoted market price:
            Common trust funds:
               First Union Funds Value Portfolio Trust        $      3,522,812     $      2,374,244
               Common trust fund - Money Market Stable
                Investment Fund                                      8,462,876            7,988,991
               First Union Funds Balanced Portfolio Trust            3,874,615            3,407,547
            Culp, Inc. common stock                                  4,695,244            2,975,479

                                                              $     20,555,547     $     16,746,261

During 1996, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $2,470,828 as follows:

         Investments at fair value as determined by
          quoted market price:
            Common trust funds                                $      1,390,480
            Culp, Inc. common stock                                  1,080,348

                                                              $      2,470,828


NOTE E - ACCOUNTS OF TERMINATED PARTICIPANTS

Included in net assets available for plan benefits at December 31, 1996 and 1995 is $238,514 and $227,480, respectively, allocated to the accounts of persons who elected to withdraw from the Plan or who were terminated but have not yet been paid.


NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

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NOTE G - INCOME TAX STATUS
--------------------------------------------------------------------------------

The Plan obtained its last determination letter on June 15, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


NOTE H - RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by First Union National Bank. First Union National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.




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